SMIC Named One of Top 10 Chinese Semiconductor Firms by CSIA

SHANGHAI, October 23, 2012 /PRNewswire/ — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) today was recognized by the China Semiconductor Industry Association (CSIA) and other industry trade groups as one of “China’s Top 10 Excellent Semiconductor Enterprises” during an event at the Tenth China International Semiconductor Exhibition and Forum (“IC China”) celebrating the industry’s past ten years of progress. The award was given to ten Chinese semiconductor companies that have made outstanding contributions over the past decade to product development, economic performance, key national and local technology projects, energy efficiency, environmental protection, and safe production.

Dr. Tzu-Yin Chiu, SMIC’s Chief Executive Officer, said, “SMIC is honored to receive this award. On behalf of all SMIC staff, I would like to express our heartfelt congratulations to CSIA on the tremendous achievements made possible by IC China during these ten years and express sincere appreciation for CSIA’s strong support of SMIC. We look forward to future cooperation and making greater contributions to the development of China’s semiconductor industry.”

Dr. Jyishyang Liu, SMIC’s Senior Vice President for Central Engineering & Services and Central Operations, accepted the award on behalf of SMIC. On the forum held in the afternoon, Dr. Tian-Shen Tang, SMIC’s Vice President of Design Services, gave a speech entitled, “Building the Industrial Chain of China’s Advanced Manufacturing Processes: Innovation-Driven, Quality Service.” Visitors to IC China 2012 can find SMIC at booth A06 in Hall 1 of the Shanghai World Expo Exhibition & Convention Center from Tuesday, October 23rd through Thursday, October 25th.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events.  SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words.  These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on April 27, 2012, especially in the “Risk Factors Related to Our Financial Condition and Business” and “Operating and Financial Review and Prospects” sections, and such other documents that SMIC may file with the SEC or the Hong Kong Stock Exchange from time to time, including current reports on Form 6-K.  Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.  Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Contact Information:

English Contact
Mr. William Barratt
Tel: +86-21-3861-0000 x16812
Email: William—Barratt@smics.com

Chinese Contact
Ms. Angela Miao
Tel: +86-21-3861-0000 x10088
Email: Angela—Miao@smics.com